Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

December 11, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David Manion

Re:       Agility Multi-Asset Income Fund File No.: 811-22466

Dear Mr. Manion:

The following responds to the comments you provided on November 19, 2020 in connection with your review of the Annual Report to Shareholders for the fiscal year ended September 30, 2019 of Agility Multi-Asset Income Fund (the “Fund”).

1.	Comment: The schedule of investments appears to be missing the identification of restricted securities and their acquisition date as required by Regulation S-X Section 210.12-12. Please explain why this information was omitted from this report and please include all of the disclosures required by Regulation S-X Section 210.12-12 starting with the semi-annual report for the period ending March 31, 2021.

Response: The Fund inadvertently omitted the identification of restricted securities and their acquisition date from the September 30, 2019 annual report. The Fund has included the information required by Regulation S-X Section 210.12-12 in its annual report for the fiscal year ended September 30, 2020, and will do so, if applicable, in its future annual and semi-annual reports to shareholders.

2.	Comment: In the schedule of investments, starting with the semi-annual report for the period ending March 31, 2021, please identify the private funds that are illiquid.

Response: The Fund has identified the private funds that are illiquid in the schedule of investments in the annual report for the period ended September 30, 2020 and will do so, if applicable, in its future annual and semi-annual reports.

3.	Comment: Please confirm whether the Fund had any outstanding capital commitments to its investments as of September 30, 2019.

Response: The Fund had no outstanding unfunded capital commitments as of September 30, 2019.

4.	Comment: Certain disclosures use NAV as a practical expedient. Starting with the semi-annual report for the period ending March 31, 2021, please include the information required by ASC 820-10-50-6A, subparts a-h when using NAV as a practical expedient.

Response: The Fund has added disclosure required by ASC 820-10-50-6A, sub-parts a-h to Note 6 of its annual report for the fiscal year ended September 30, 2020, and will do so, if applicable, in future annual and semi-annual reports.

5.	Comment: Please confirm that all investments listed in the schedule of investments were income producing. Starting with the semi-annual report for the period ending March 31, 2021, please identify any investments that are not income producing.

Response: The Fund confirms that all of the investments listed in the schedule of investments in the September 30, 2019 were deemed to be income producing. The Fund has indicated which investments were not income producing in its annual report for the fiscal year ended September 30, 2020.

The preceding comments and related responses have been provided by and discussed with management of the Fund. Thank you for your time and consideration.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara

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